EXHIBIT 1

          FOR IMMEDIATE RELEASE

          Contact:
          Gordon Bitter            or     James R. Buckley
          Chief Financial Officer         Senior Consultant
          Augat Inc.                      Sharon Merrill Associates, Inc.
          508/543-4300                    617/542-5300


                AUGAT ANNOUNCES RESIGNATION OF CHIEF EXECUTIVE OFFICER


               Mansfield, Mass., July 17, 1996 -- Augat Inc. (NYSE:AUG) today announced the resignation of William R. Fenoglio, President and Chief Executive Officer of the company, effective immediately. At a regular board meeting held yesterday, the Board and Mr. Fenoglio agreed on this decision due to differences over the implementation of the strategic direction of the company.

               To fill the vacancy created by Mr. Fenoglio's resignation, the Board elected two current Augat directors to top management positions. John N. Lemasters, an Augat director since 1988 was named Chairman and Chief Executive Officer and Marcel P. Joseph, retired Chairman of Augat, was named President and Chief Operating Officer.

               Augat also indicated that the board is undertaking a search for a permanent chief executive officer.

               Mr. Lemasters, 62, is a recently retired 38-year veteran of the communications industry and was most recently Chairman and CEO of Computer Products, Inc. Previously, he was President and CEO of Contel Corporation and Senior Vice President of Harris Corporation.

               Mr. Joseph, 61, was Chairman and Chief Executive Officer of Augat for seven years preceding Mr. Fenoglio and, prior to that time, was President and Chief Operating Officer of Comsat Corporation and Senior Vice President and General Manager of the Transportation Products Division of General Electric Corporation.

               "The Board of Directors is appreciative of the progress the company has made under Bill Fenoglio's leadership. Marcel Joseph and I intend to pursue the company's stated strategic objectives and we are confident that they will be met," said Mr. Lemasters.

               Augat is one of the world's largest manufacturers of connector products, with broad applications in the communications, computer, automotive and industrial markets.

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